Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended		Six months ended
	September 30,		September 30,
	2016	2015	2016	2015
Earnings
Consolidated income before provision for income taxes	$307	$364	$702	$711
Fixed Charges	179	144	349	285
Earnings	$486	$508	$1,051	$996
Fixed Charges
Interest expense	$178	$143	$347	$283
Interest portion of rental expense (1)	1	1	2	2
Total fixed charges	$179	$144	$349	$285
Ratio of earnings to fixed charges	2.72x	3.53x	3.01x	3.49x

(1)	One-third of all rental expense is deemed to be interest.